Exhibit 1.1

26 Wellington ST E
#700 Toronto Ontario
M5E 1S2

March 28, 2019

Direct Communication Solutions, Inc.

17150 Via Del Campo

Suite #200

San Diego, CA. 92127

Attention:	Chris Bursey, Chief Executive Officer

Re:	Best Efforts Brokered Intial Public Offering

Dear Mr. Bursey:

Subject to the terms and conditions herein, Industrial Alliance Securities Inc. (the “Agent”) would be pleased to act on behalf of (the “Corporation”) as agent on a best efforts basis in connection with an initial public offering of shares (the “Shares”) intended to raise up to $3,000,000 for the Corporation, with each share priced at $2.00, to be issued by the Corporation pursuant to the general terms and conditions (subject to all necessary regulatory approvals) set out herein, including in the term sheet attached as Schedule “A” (the “Offering”). The purpose of this letter (the “Engagement Letter”) is to set forth our mutual understanding of the terms of our engagement.

The Agent proposes the following terms and conditions:

Agency Agreement:

The Agent and the Corporation will, prior to the closing of the Offering (the “Closing”), negotiate in good faith an agency agreement (the “Agency Agreement”) which shall incorporate the terms and conditions hereof and contain such additional representations, warranties, covenants, notifications, indemnities, contribution provisions, rights of first refusal and conditions customary for transactions of this nature, including, but not limited to, due diligence out, market out, disaster out, material change out and regulatory change out provisions.

The Agent and the Corporation agree that the Agent shall not, at any time, have any obligation whatsoever to purchase any Units.

Due Diligence:

The Corporation shall allow the Agent and its representatives to conduct all due diligence investigations that the Agent may reasonably require to fulfill its obligations as Agent. Such due diligence shall be completed to the satisfaction of the Agent prior to the Closing of the Offering. During the term of the engagement, the Corporation shall keep the Agent informed of any material business or financial developments affecting the Corporation and/or its properties.

In carrying out its responsibilities hereunder, the Agent will necessarily rely on information prepared or supplied by the Corporation and other sources believed by the Agent to be reliable and will apply reasonable standards of diligence to any work which the Agent performs hereunder in the nature of an assessment or review of data or other information. However, the Agent will be entitled to rely on and assumes no obligation to verify the accuracy or completeness of such information and under no circumstances will be liable to the Corporation or any security holders of the Corporation for any damages arising out of the inaccuracy or incompleteness of such information.

The Corporation represents and warrants to the Agent that all information and documentation concerning the Corporation and the Offering that is provided by the Corporation in connection with this engagement will be accurate and complete in all material respects and not misleading and will not omit to state any fact or information which would be material to a lead agent performing the services contemplated herein. The Corporation will bear sole responsibility for the accuracy and completeness of the Offering documentation except any portions thereof that relate to and are provided by the Agent.

Syndication:	The Agent and the Corporation will be permitted to syndicate the Offering on terms and conditions to be mutually agreed between the Agent and the Corporation.

Currency:	All amounts are in Canadian dollars unless otherwise stated.

Costs and Expenses:

Upon execution of this Engagemetn Letter, the Corporation will pay to the Agent a non-refundable work fee of $20,000, plus applicable taxes (the “Work Fee”) for providing advisory services and such other services as the Agent and the Corporation may agree upon, and $10,000 as retainer for the Agent’s legal counsel (the “Legal Fee”). Such retainer will be credited against the Agent’s legal costs on Closing.

Whether or not the Offering is completed, reasonable offering costs, due diligence expenses, travel and other expenses including, but not limited to, the fees and disbursements of the Agent’s legal counsel (expected to be approximately $75,000 on a cost-effective basis, unless otherwise agreed to by the Company and IA) plus disbursements and applicable taxes (collectively, the “Agents’ Expenses”), shall be borne by the Corporation, such Agent’s Expenses to be paid to the Agent upon receipt of the Agent’s statement of expenses: (i) at Closing; or (ii) upon termination of the Offering.

Right of First Refusal:	The Agent shall have the right of first refusal to act as agent for the Corporation with respect to any subsequent public or private debt or equity placement undertaken by the Corporation or mergers or acquisitions or outright sale of the Corporation for a period of 12 months from the date of the Closing upon terms and conditions to be negotiated between the parties.

Indemnity:	The indemnity attached hereto as Schedule “B” is incorporated herein by reference and forms a part of this Engagement Letter. The provisions of Schedule “B” shall survive completion or earlier termination of the Offering and shall continue in full force and effect to the benefit of the Agent.

Confidentiality:	The Agent will keep all information, data and documents provided to it in connection herewith confidential and shall not disclose any of the same not previously disclosed to the public except: (a) to employees and agents of the Corporation or its affiliates and to those officers, employees, agents and advisors of the Agent who require access thereto for the purpose of permitting the Agent to execute its obligations hereunder and who agree to keep such information, data and documents confidential and not to disclose the same; (b) as may be required by law in connection with any legal, stock exchange or regulatory proceedings; or (c) with the consent of the Corporation.

Governing Law:	This Engagement Letter will be governed by and construed according to the laws prevailing in the Province of British Columbia and the federal laws of Canada applicable therein.

Counterparts:	This Engagement Letter may be executed in one or more counterparts, in facsimile, portable electronic document format (“PDF”) or original form, and when so executed shall form one agreement.

Termination:	If this Engagement Letter is terminated prior to Closing, all provisions contained herein shall be null and void, save and except for (i) reimbursement of the Agent’s Expenses, which shall be paid within 5 days of such termination (ii) Confidentiality and; (iii) the Indemnity attached hereto as Schedule “B”, which shall survive termination.

THIS SPACE LEFT BLANK INTENTIONALLY

If the foregoing accurately reflects your understanding of the terms of the Offering, please execute this Engagement Letter where indicated below and return a copy to the Agent, together with a cheque for $31,000 to the Agent representing the Work Fee (plus GST) and the Legal Fee, on or before March 30, 2019, whereupon this Engagement Letter shall become a binding agreement between us.

Yours very truly,

INDUSTRIAL ALLIANCE Securities INC.

Per:	/s/ Frederik Westra
Name:	Frederik Westra
Title:	Execitive Vice President, Managing Director and Head of Capital Markets

Per:	/s/ Jeret Bode
Name:	Jeret Bode
Title:	Investment Banker, Managing Director

Accepted this 31 day of March, 2019.

DIRECT COMMUNICATION SOLUTIONS

Per:	/s/ Chris Bursey
Name:	Chris Bursey
Title:	Chief Executive Officer

SCHEDULE “A”

DIRECT COMMUNICATIONS SOLUTIONS

Term Sheet

Brokered Best Efforts Initial Public Offering

Corporation:	Direct Communication Solutions, Inc. (the “Corporation”)

Agent:	Industrial Alliance Securities Inc. (the “Agent”)

Description of Agency:	Subject to the Agent’s right to syndicate, the Agent will act as the Corporation’s exclusive Agent to sell shares (the “Shares”), each Share consisting of one common share in the capital stock of the Corporation. The Agent is not obligated under any circumstances to purchase any Shares but may choose to do so in its sole discretion.

Brokered Intial Public Offering:	The offering shall consist of an initial public offering by NI 41-101F1 prospectus of up to $3,000,000 in Shares. In addition, an over-allotment option will be granted to the Agent entitling the Agent to call upon the Corporation to issue up to an additional $450,000 in Shares, if mutually agreed by the Agent and the Corporation (collectively, the “Offering”). The Agent shall have 10 business days or sooner following the final closing of the Offering to notify the Corporation of the Agent’s intent to exercise the over-allotment option.

Issue Price:	$2.00 per share

Use of Proceeds:	Proceeds from the sale of the Shares will be used for general working capital purposes.

Offering Jurisdictions	The Offering will be conducted in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, and such other Provinces or Territories of Canada as the Agent and Corporation may agree (the “Offering Jurisdictions”).

Closing:	The closing of the Offering (the “Closing”) will occur on a mutually agreed upon date (the “Closing Date”) by the Agent and the Corporation. On the Closing Date, proceeds of the Offering are to be released to the Corporation net of the Agent’s Expenses (as defined below) and the Agent’s Cash Commission (as defined below).

Reporting Issuer:	The Corporation is a private company domiciled in the state of Delaware.

Listing:	The Shares will be listed on the CSE.

Costs and Expenses:	Whether or not the Offering is completed, the reasonable offering costs, due diligence expenses, travel and other expenses including, but not limited to, the fees of the Agent’s legal counsel plus disbursements and taxes (collectively the “Agent’s Expenses”), shall be borne by the Corporation.

Agent’s Commission:	The Agent’s commision shall be 8% in cash commission based on the aggregate number of Shares sold pursuant to the Offering and shall be payable at Closing (the “Agent’s Cash Commission”). In addition, the Corporation will issue to the Agent, at Closing, compensation warrants (the “Agent’s Compensation Warrants”) equal to 8% of an aggregate number of Shares sold pursuant to the Offering. Each Agent’s Compensation Warrant will entitle the Agent to purchase one share upon the terms and conditions set out in the Agent’s Compensation Warrant certificate at the issue price of this Offering at any time prior to the date that is 24 months from the Closing Date.

President List	“President’s List” means that list of subscribers as mutually agreed to by the Agent and the Corporation. The Corporation and the Agent shall agree upon a final list of the President’s List members to be circulated prior to the Closing. In lieu of the Agent’s Commission described above, the Agent shall receive 4% in cash commissions (to be divided between IA and syndicate members as they mutually agree) and 4% Agent’s Compensation Warrants (to be divided between IA and syndicate members as they mutually agree) based on the aggregate number of Common Shares sold pursuant to the President’s List.

Concurrent non-brokered and non President’s list subscriptions

The Corporation may complete concurrent financings outside of Canada in which it has been working on prior to entry into this engagement letter which may complete before, during and after the Offering herein and such financings shall not be subject to any compensation payable to the Agent.

SCHEDULE “B”

INDEMNITY

Direct Communication Solutions, Inc. (the “Indemnitor”) hereby agrees to indemnify and hold Industrial Alliance Securities Inc. (the “Agent”) and each of the directors, officers, employees, sub-agents and shareholders of the Agent (hereinafter referred to as the “Personnel”) harmless from and against any and all expenses, losses, claims, actions, damages or liabilities, whether joint or several (excluding lost profits and any other indirect or consequential damages but including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims), and the reasonable fees and expenses of its counsel that may be incurred in advising with respect to and/or defending any claim that may be made against the Agent to which the Agent and/or its Personnel may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Indemnitor by the Agent and its Personnel hereunder or otherwise in connection with the matters referred to in the attached letter agreement, provided, however, that this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment shall determine that:

(i)	the Agent or its Personnel have been negligent or have exercised bad faith in the course of such performance; and

(ii)	the expenses, losses, claims damages or liabilities, as to which indemnification is claimed, were directly caused by the negligence or bad faith conduct referred to in (i).

The Indemnitor hereby agrees to waive any right it may have of first requiring the Agent and/or its Personnel to proceed against or enforce any other right, power, remedy, security or claim payment from any other person before claiming under this indemnity.

If for any reason (other than the occurrence of any of the events itemized in (i) and (ii) above), the foregoing indemnification is unavailable to the Agent and/or its Personnel or insufficient to hold it harmless, then the Indemnitor shall contribute to the amount paid or payable by the Agent and/or its Personnel as a result of such expense, loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Agent on the other hand but also the relative fault of the Indemnitor and the Agent, as well as any relevant equitable considerations; provided that the Indemnitor shall in any event contribute to the amount paid or payable by the Agent as a result of such expense, loss, claim, damage or liability any excess of such amount over the amount of the fees received by the Agent hereunder pursuant to the attached letter agreement. The rights of contribution herein provided shall be in addition to and not in derogation of any other right to contribute which the Agents and/or its Personnel have by statute or other law.

The Indemnitor agrees that in case (i) any legal proceeding shall be brought against the Indemnitor and/or the Agent and/or its Personnel by any governmental commission or regulatory authority or any stock exchange, or (ii) any entity having regulatory authority, either domestic or foreign, shall investigate the Indemnitor and/or the Agent and/or its Personnel, and any Personnel of the Agent shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Indemnitor by the Agent, the Agent and/or its Personnel shall have the right to employ its own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs and out-of-pocket expenses incurred by the Agent and/or its Personnel in connection therewith shall be paid by the Indemnitor as they occur.

Promptly after receipt of notice of the commencement of any legal proceeding against the Agent and/or its Personnel or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, the Agent will notify the Indemnitor in writing of the commencement thereof and, the Indemnitor shall undertake the investigation and defence thereof on behalf of the Agent and/or any Personnel, as applicable, including the prompt employment of counsel reasonably acceptable to the Agent or the applicable Personnel affected and the payment of all reasonable expenses and throughout the course of any investigation or legal proceeding as contemplated herein, the Indemnitor will provide copies of all relevant documentation to the Agent, will keep the Agent advised of the progress thereof and will discuss with the Agent all significant actions proposed. Failure by the Agent to so notify the Indemnitor shall not relieve the Indemnitor of its obligation of indemnification hereunder unless (and only to the extent that) such failure results in forfeiture by the Indemnitor or material impairment of its substantive rights or defences.

No admission of liability and no settlement of any action shall be made without the prior written consent of the Indemnitor and the Agent or the Personnel affected, such consent not to be unreasonably withheld or delayed.

Notwithstanding that the Indemnitor shall undertake the investigation and defence of any action, the Agent or the Personnel affected shall have the right to employ separate counsel in any such action and participate in the defence thereof, but the fees and expenses of such counsel will be at the expense of the Agent or the Personnel affected unless (a) employment of such counsel has been authorized by the Indemnitor; (b) the Indemnitor shall not have assumed the defence of the action within 5 business days after receiving notice of the action; (c) the named parties to any such action include both the Indemnitor and the Agent or any Personnel and the Agent or the affected Personnel shall have been advised by counsel that there may be a conflict of interest between the Indemnitor and the Agent or the affected Personnel, as the case may be; or (d) there are one or more legal defences available to the Agent or the affected Personnel which are different from or in addition to those available to the Indemnitor.

The indemnity and contribution obligations of the Indemnitor shall be in addition to any liability which the Indemnitor may otherwise have, shall extend upon the same terms and conditions to the Personnel of the Agent and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnitor, the Agent and any of the Personnel of the Agent. The Indemnitor constitutes the Agent as trustee for the other indemnified parties as contemplated herein of the covenants of the Indemnitor under this Schedule “B” and the Agent hereby agrees to accept such trust and to hold and enforce such covenants on behalf of such persons. The foregoing provisions shall survive the completion of professional services rendered under the attached letter agreement or any termination of the authorization given by the attached letter agreement.